Dolgenos Newman & Cronin LLP
                     1001 Avenue of the Americas, 12th Floor
                               New York, NY 10018

                                                               December 5, 2005

BY EDGAR CORRESPONDENCE

Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 6010
Washington, D.C. 20549

         Attention:  Russell Mancuso
                         Branch Chief

                             Re: Avitar, Inc.
                                 Preliminary Proxy Materials
                                 Filed October 18, November 14 and
                                        November 22, 2005
                                 File No. 1-15695
                                 Letter dated November 29, 2005

Gentlemen:

     On behalf of our client, Avitar, Inc. ("Avitar" or the "Company"), we are responding to the comment contained in the letter dated November 29, 2005 (the "Comment Letter") and we are also providing marked copies of the revised Preliminary Proxy Statement with a view toward facilitating your review. .

Terms of September 2005 Private Placement

The Company applied to withdraw its Registration Statement on Form S-3 (File No. 333-128549) by filing the attached application pursuant to Rule 477. As indicated in the application, a new registration statement on Form SB-2, with 2005 audited financial statements, should be filed with respect to the offering after the shareholders approve the reverse stock split.

In addition, the Company amended its Preliminary Proxy Materials by inserting the following in Proposal No. 2, in the first paragraph under the heading "Terms of September 2005 Private Placement" immediately before "(the `Registration Statement')":

     "On December 2, 2005, the Company applied with the SEC to withdraw this registration statement, but, if the reverse stock split is approved by the shareholders, the Company intends to file another registration statement with respect to the same shares promptly after our Annual Meeting."

We understand that as stated in the Comment Letter, "given that a PIPE transaction must close shortly after effectiveness of the resale registration statement, the clauses in your agreement conditioning the transaction on stockholder approval are inconsistent with a PIPE." Under the current circumstances, the shareholder approval condition will not apply at the time the new Registration Statement on Form SB-2 will be filed. However, we note that both the investors and the Company continue to believe that the investors are irrevocably bound pursuant to their Securities Purchase Agreement for the reasons set forth in our earlier response.

It is important for the shareholders to receive the Proxy Statement well in advance of the Annual Meeting, now scheduled for January 10, 2005. Accordingly, the Company respectfully requests review so that it may mail and file its Definitive Proxy Statement. Please call the undersigned at (212) 925-2800 if you have any questions.

                                                Sincerely,


                                                Eugene M. Cronin
cc: (via fax) Tom Jones, Examiner